Warsaw, 2005-01-27

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


05005938


SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH. D.C.
185
SECTION

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 3/2005.
Best regards

Krzysztof Gerula

I Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 3/2005

The Management Board of Orbis Spółka Akcyjna with its registered address in Warsaw, registered in the Business Operators' Register for the capital city of Warsaw, registration number KRS 0000022622, hereby informs of acquisition of financial assets of major value as defined in §2.3 of the Regulation of the Council of Ministers dated October 16, 2001 concerning current and periodical information to be reported by securities' issuers in connection with § 2.1.41 thereof.

On January 24, 2005, Articles of Association of a limited liability company have been executed. The company shall operate under the business name Orbis Kontrakty Sp. z o.o. and its initial share capital equals PLN 100,000. Orbis S.A. acquired 80 equal and indivisible shares of PLN 1,000 each, i.e. having a total value of PLN 80,000 and representing 80% of the total number of shares at the General Meeting of the newly established Company. The remaining 20 shares have been acquired by Orbis S.A. subsidiary, i.e. HEKON – Hotele Ekonomiczne S.A.

As a consideration for the above-mentioned financial assets Orbis S.A. paid a price of PLN 80,000. The acquisition will be financed from Orbis S.A. own funds.

The acquired assets constitute a long-term investment of capital by Orbis S.A.

Orbis Kontrakty Sp. z o.o. is a subsidiary of Orbis S.A.
Pursuant to § 21.2 of the Articles of Association, the Company Members appointed the following persons as members the first Management Board composed of 3 persons and serving a tenure of five years: Orbis S.A. appointed Mr. Yannick Rouvrais, member of Orbis S.A. Management Board as the President of the Management Board of Orbis Kontrakty Sp. z o.o. and Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. as member of Management Board of Orbis Kontrakty Sp. z o.o.. HEKON –Hotele Ekonomiczne S.A. appointed Mr. Alain Billy, member of HEKON S.A Management Board as a member of Management Board of Orbis Kontrakty Sp. z o.o.. Moreover, Mr. Yannick Rouvrais is the President of Management Board in HEKON S.A. and Mr. Alain Billy is a member of Orbis S.A. Management Board .

The main objective for which the Company was founded is to organize purchases for hotels managed by both companies – Members of Orbis Kontrakty Sp. z o.o..

Warszawa,2005-01-28

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 4/2005.
Best regards

Krzysztof Gerula

I Vice President



ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 4/2005

Orbis S.A. hereby informs of the dates in 2005 on which its periodical financial reports will be made available to the Securities and Exchanges' Commission, to the stock exchange and to the Polish Press Agency (PAP):

Quarterly extended consolidated reports:

Report for the first quarter of 2005	May 13, 2005
Report for the second quarter of 2005	August 12, 2005
Report for the third quarter of 2005	November 14, 2005
Report for the fourth quarter of 2005	February 28, 2006

Semi-annual extended consolidated report:

Report for the first 6 months of 2005	September 30, 2005

Annual reports:

Annual report for the year 2005	March 31, 2006
Annual consolidated report for the year 2004	April 28, 2006

Simultaneously, acting pursuant to § 58 of the Council of Ministers' Ordinance of 16 October 2001 item 1569 (Dz.U. No. 139) Orbis S.A. notifies of the intention to submit extended consolidated periodical financial reports including an abridged version of parent entity's quarterly report and extended consolidated semi-annual report for 2005.

§ 58 section 1 RO – schedule of periodical reports